The Target Portfolio Trust
For the year ended 10/31/08
File number 811-07064


Target Portfolio Trust
Small Capitalization Growth Portfolio

Supplement dated June 10, 2008
to the Prospectus and Statement of Additional Information dated
December 31, 2007

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At a recent meeting, the Board of Trustees approved a change in non-
fundamental investment policy for the Small Capitalization Growth Portfolio (the "Portfolio") that is expected to become effective on or about August 31, 2008. The current and revised investment policy is described below.


CURRENT NON-FUNDAMENTAL INVESTMENT POLICY:

We normally invest at least 80% of
the Portfolio's investable assets
(net assets plus any borrowings for
investment purposes) in common
stocks of companies with a total
market capitalization of less than
$2.5 billion (measured at the time
of purchase).


REVISED NON-FUNDAMENTAL INVESTMENT POLICY:

We normally invest at least 80% of
the Portfolio's investable assets
(net assets plus any borrowings for
investment purposes) in common stock
of small companies.  Small companies
are those companies with market
capitalizations comparable to those
in the Russell 2000 Growth Index
market capitalization range.  As of
March 31, 2008, the Russell 2000
Growth Index market capitalization
range was from approximately $26
million to $6.8 billion (measured at
the time of purchase).